25003268

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-70921

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Farkas Capital

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

407 Lincoln Road, Suite 9F
(No. and Street)

Miami Beach	FL	33139
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Joel Kleiner	786-606-5136	joel.kleiner@farkas.capital
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

M&K CPAs, PLLC
(Name – if individual, state last, first, and middle name)

24955 Interstate Hwy 45 Ste 400	The Woodlands	TX	77380
(Address)	(City)	(State)	(Zip Code)

07/18/2006	2738
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eli Wishnivetski, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Farkas Capital, as of December 31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO

[signature]

Notary Public

YECHIEL BARON
Notary Public
State of Florida
Comm# HH279111
Expires 9/4/2026

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Farkas Capital LLC

Financial Statements and Supplemental Information

December 31, 2024

Farkas Capital LLC

CONTENTS

M&K CPAS PLLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM To the General Partner

Farkas Capital LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Farkas Capital LLC as of December 31, 2024, the related statements of operations, changes in member's capital, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Farkas Capital LLC as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered net loss from operations and is funded by capital contributions from its investors which raises substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are discussed in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of Farkas Capital LLC's management. Our responsibility is to express an opinion on Farkas Capital LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Farkas Capital LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Supplementary Reports Pursuant to SEC Rule 15c3-3(k)(2)(ii) Exemptive Provision of Reserve Requirement Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 and Computation of Net Capital Pursuance to Rule 15c3-1 under the Securities and Exchange Act of 1934 have been subjected to audit procedures performed in conjunction with the audit of Farkas Capital LLC's financial statements. The supplemental information is the responsibility of Farkas Capital LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary Reports Pursuant to SEC Rule 15c3-3(k)(2)(ii) Exemptive Provision of Reserve Requirement Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 and Computation of Net Capital Pursuance to Rule 15c3-1 under the Securities and Exchange Act of 1934 are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ M&K CPAS, PLLC
M&K CPAS, PLLC
PCAOB # 2738
We have served as Farkas Capital LLC's auditor since 2024
The Woodlands, TX
April 3, 2025

FARKAS CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

ASSETS

Current Assets:

Cash	$49,466
Security Deposit	25,000
Accounts Receivable	3,683
Prepaid Expenses	6,020
TOTAL ASSETS	$84,169

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES

Current Liabilities:

Credit Card	$ 2,893
Accounts Payable	1,500
Accrued Expenses- Related Party	24,000
Accrued Expenses	7,300
TOTAL LIABILITIES	35,693
TOTAL MEMBER'S CAPITAL	$48,476
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$84,169

The accompanying notes are an integral part of these financial statements.

FARKAS CAPITAL LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2024

REVENUES	
Fees Earned	$31,518
TOTAL REVENUES	$31,518
EXPENSES	
Consultants	354,526
General Business and Administrative	14,292
Clearing Fees	13,179
Regulatory	11,703
Insurance	1,553
Legal and Accounting Services	10,100
Software	8,249
Advertising	15,125
TOTAL EXPENSES	428,727
NET LOSS	$(397,209)

The accompanying notes are an integral part of these financial statements.

FARKAS CAPITAL LLC

STATEMENT OF CHANGES IN MEMBER'S CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2024

BALANCE, January 1, 2024	$193,685
Contributions	252,000
Net Loss	(397,209)
BALANCE, December 31, 2024	$48,476

The accompanying notes are an integral part of these financial statements.

FARKAS CAPITAL LLC

STATEMENT OF CASH FLOW

FOR THE YEAR ENDED DECEMBER 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss	$(397,209)
Adjustments to reconcile Net Loss to Net Cash used in operations:	
Increase in Security Deposit	(25,000)
Increase in Accounts Receivable	(3,683)
Increase in Prepaid Expenses	(419)
Increase in Accounts Payable	3,667
Increase in Accrued Expenses third and related party	8,300
Net cash used in operating activities:	$(414,344)

FINANCING ACTIVITIES

Contributions	252,000
Net cash provided by financing activities	252,000
Net cash decrease for the period	(162,344)
Cash Beginning of period	211,810
Cash at End of period	$49,466

The accompanying notes are an integral part of these financial statements.

FARKAS CAPITAL LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2024

1. Organization, Liquidity and Nature of Business

Farkas Captial LLC (the "Company") was formed on October 18, 2021 in the state of Delaware. The Company is registered with the Securities and Exchange Commission ("SEC") as a securities broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was approved by FINRA on November 10, 2022 to function as a private placement agent and investment banking advisory.
The Company has incurred a net loss of $397,209 for the period of January, 1 2024 through December 31, 2024 and has been funded by capital contributions from its investors. The Company has incurred significant financial losses and sustained negative cash flows from operations over the past fiscal year, raising substantial doubt about its ability to continue as a going concern without securing additional funding or substantially restructuring its operations.

2. Significant Accounting Policies

Basis of Presentation and Use of Estimates
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at December 31, 2024 and the reported amounts of revenues and expenses during the period reported. Actual results could differ materially from such estimates included in the statement of financial condition.

Cash
The Company has all cash on deposit with a major money center bank. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash. The Company did not have excess cash in excess of federally insured limits of $250,000.

Revenue Recognition
Farkas Capital LLC recognizes revenue under the guidance of ASC 606 - Revenue from Contracts with Customers, which is based on a five-step model. The company's primary revenue streams include a fully secured stock lending program and trade fees from the TradeUp securities platform. Here is how we apply the five-step model:

1. Identify the Contract with the Customer: Contracts are formalized through agreements for stock lending and by the new account application and agreement for trading fees.

2. Identify the Performance Obligations in the Contract: The performance obligations include providing stock lending services and facilitating trades on our platform.

3. Determine the Transaction Price: The transaction price is fixed and determined based on the terms of the lending agreement and the fee structure agreed upon for trades.

4. Allocate the Transaction Price to the Performance Obligations in the Contract: The entire transaction price is allocated to the respective services as they are the sole performance obligations in each contract.

5. Recognize Revenue When (or As) the Entity Satisfies a Performance Obligation: Revenue is recognized as services are provided: monthly for stock lending based on accruals and immediately upon trade execution for trading fees.

This model ensures that revenue is recognized in a manner that reflects the delivery of services to our customers and the completion of each identified performance obligation.

Clearing Fees

Farkas Capital LLC incurs clearing fees through its brokerage activities with TradeUp, which serves as the clearing platform. The fees are structured based on the total number of shares traded monthly: $0.0015 per share for the first 1,000,000 shares, and $0.0010 per share thereafter.

Farkas Capital is subject to a minimum clearing fee of $1,500 per month, which ensures coverage of basic clearing service costs provided by TradeUp regardless of the trading volume. This fee is accounted for as an expense and is recognized in the financial statements in the period in which the trading activities occur, ensuring matching of expenses with the related trading revenues recognized in the same period.

Security Deposit

The company has deposited $25,000 as a security deposit towards the TradeUp fully secured intro broker-dealer platform. This deposit is required to ensure the company's participation in the platform and is refundable subject to the terms and conditions outlined in the agreement with the broker-dealer.

Accounts Receivable

Accounts and commissions receivable represent amounts owed to Farkas Capital LLC, primarily by TradeUp, through their agreement. These amounts are expected to be collected within the

next twelve months. Management continuously evaluates these receivables by analyzing current economic conditions, customer relationships, and historical payment patterns. As of December 31, 2024, no allowance for doubtful accounts is necessary, as all receivables, including those from TradeUp, are deemed collectible.

Concentration of Credit Risk

The company's credit risk is primarily associated with cash balances, accounts receivable and revenue. Cash is held with high-quality financial institutions. The company has a 100% concentration of revenue and receivables through its agreement with TradeUp, the introducing broker-dealer. A downturn in the financial condition of TradeUp could significantly impact the company's financial position due to the concentration of credit exposure.

Fair Value Measurements

On December 31, 2024, the carrying value of the Company's financial instruments, such as cash prepaids, and payables, approximate their fair values due to the nature of their short-term maturities.

Estimates

The financial statements are prepared using estimates and assumptions that impact reported amounts of assets, liabilities, revenues, and expenses. Key estimates include valuation of receivables and provisions for contingencies. Actual results could vary from these estimates.

Income Taxes

The Company is not a taxpaying entity for income tax purposes, and, accordingly, no provision has been made for income taxes. All profits and losses of the Company pass through to their sole member parent company.

Accrued Expenses

As of December 31,2024 , the company has accrued expenses totaling $24,000 related to an administration fee as per the agreement with a related party. Additionally, the balance of the accrued expenses includes for both the Anti-Money Laundering audit, for $1,800 and $5,500 for the financial statement of 2024.

3. Transactions with Related Parties

Included in the expenses reflected in the Statement of Operations above is $12,000 charged by the Company's affiliate, The Farkas Group , pursuant to an expense sharing agreement to reimburse such affiliate for rent and ancillary office expenses such as utilities, office supplies and other administrative services.

4. Net Capital Requirements

The Company does not hold customer funds or securities and does not have customer accounts. As such, the Company is not subject to the various SEC Rule 15c3-3 requirements. The Company is operating under a minimum net capital of $5,000.

At December 31, 2024, the Company had net capital of $42,456 of which $37,456 was in excess of its required minimum net capital of $5,000. Percentage of aggregate indebtedness to net capital was 84.07%

5. LLC Structure

Farkas Capital LLC is a limited liability company organized under the laws of the State of Florida. The LLC operates as a broker-dealer and is structured to provide services within the scope permissible under relevant state and federal regulations. The sole member of the LLC is Farkas Capital Holdings LLC, which holds 100% of the membership interests. Fakras Capital Holdings LLC is the sole funder of Farkas Capital LLC and has made all of the capital contributions of 2024. They total $252,000. The company is managed by a designated Manager, who is responsible for the day-to-day operations and overall management as specified in the operating agreement dated October 31, 2021. Distributions to the member are made to the extent available after satisfying the company's financial obligations and any necessary reserves as determined by the manager. These distributions are subject to terms and conditions deemed appropriate by the manager at various times

6. Litigation, Commitments and Contingencies

As of the date of these financial statements, the company is not involved in any litigation and is not aware of any pending or threatened legal actions that could have a material effect on the company's financial condition or operations. Additionally, the company has evaluated its commitments and contingencies, including but not limited to contractual obligations, guarantees, and possible claims or assessments. Based on this evaluation, there are no known commitments or contingencies that pose a material risk to the financial position or future operations of the company.

7. Subsequent Events

The Company evaluates subsequent events through the date on April 3, 2025, which the financial statements were issued. There have been no material subsequent events that occurred during this period that would require an adjustment to or disclosure in the financial statements.

Supplemental

Information

FARKAS CAPITAL LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1 UNDER

THE SECURITIES AND EXCHANGE ACT OF 1934

DECEMBER 31, 2024

Net Capital computation:

Member's Capital	$48,476
Non-allowable assets- Prepaid Expenses	(6,020)
Haircuts	$(0)
Net Capital	$42,456
Minimum Net Capital required	$5,000
Excess Net Capital	$37,456

Net Capital required based on leverage:

Aggregate Indebtedness	$35,693
Aggregate Indebtedness to Net Capital Ratio	1.1895
Total capital required based on 6 2/3% of liabilities	$2,380
Percentage of aggregate indebtedness to net capital	84.07%

Note: There are no material differences between the above computation and the computation of net capital as of December 31, 2024 as filed on April 3, 2024 by Farkas Capital LLC on Form X-l 7A-5.

FARKAS CAPITAL LLC

EXEMPTIVE PROVISION OF RESERVE REQUIREMENT PURSUANT TO RULE 15C3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2024

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii).

The Company is claiming exemption due to the fact that all customer transactions will be cleared through a clearing broker on a fully disclosed basis.

Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information Relating to the Possession or Control Requirements under Rule 15c3-3.

M&K CPAS PLLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the General Partner
Farkas Capital LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Letter Pursuant to SEC Rule 17a-5, in which (1) Farkas Capital LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Farkas Capital LLC claimed an exemption from 17 C.F.R. §240.15c3-3 (k)(2)(ii) (exemption provisions) and (2) Farkas Capital LLC stated that Farkas Capital LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Farkas Capital LLC's management is responsible for compliance with the exemption provisions and its statements. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Farkas Capital LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

/s/ M&K CPAS, PLLC

M&K CPAS, PLLC
The Woodlands, TX
April 3, 2025

Farkas Capital

DECEMBER 31, 2024

FARKAS CAPITAL LLC

EXEMPTION REPORT

Farkas Capital LLC (the "Company") is a registered broker-dealer subject to Rule 17a-promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed [an]exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii).

2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

3. The Company:

   a) Did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company)

   b) Did not carry accounts of or for customers; and

   c) Did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Eli Wishnivetski
CEO
Farkas Capital LLC